ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006
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May 26, 2022 Office of Technology Division of Corporation Finance United States Securities and Exchange Commission 100 F St NE	afslaw.com Ralph De Martino Partner (202) 724-6848 DIRECT rdemartino@afslaw.com

Washington, DC 20549

Attention: Ms. Priscilla Dao

Mr. Matthew Derby

Re:	NextPlat Corp Amendment No. 3 to Registration Statement on Form S-3 Filed April 22, 2022 (File No. 333-262748)

To Whom It May Concern:

The undersigned serves as counsel to NextPlat Corp (“NextPlat”). NextPlat filed Amendment No. 3 (the “Amendment”) to its Registration Statement on Form S-3 yesterday, May 25, 2022 (File No. 333-262748). The Amendment inter alia responds to the Staff’s comments included in the Staff’s letter (the “Comment Letter”) dated May 13, 2022 and addressed to Charles Fernandez, Chief Executive Officer of NextPlat, and is in furtherance of dialogue that took place via a video conference conversation among the undersigned, Ms. Priscilla Dao and Mr. Matthew Derby on May 24, 2022. For the convenience of the Staff, the comments included in the Staff’s May 13, 2022 letter are reposted below (in bold) and NextPlat’s response follows each comment in italix.

Amendment No. 2 to Registration Statement on Form S-3

Prospectus Summary, page 3

1. We note the revised disclosure on page 5 indicating that “In the event a NFT or other digital asset is deemed by the Company pursuant to the above analysis to possess a reasonable likelihood of being deemed a security, the Company will (a) comply with applicable laws and regulations by forming, acquiring or engaging a licensed broker- dealer authorized to act as an trading system for those digital assets…” It appears that there may be other regulatory implications in the event the company determines that a particular NFT or crypto asset is or may be a security. Please revise to more broadly address your compliance with the federal securities laws in such case.

We acknowledge your comment and inform you that the requested changes have been made.

Smart In

Your World®

May 26, 2022 Page 2

2. We note your response to prior comment 3. We further note your disclosure that you “intend to utilize third-party tools to proactively screen for high-risk wallets, including explicitly sanctioned addresses and addresses associated with sanctioned entities.” Please revise to clarify whether you intend to verify the identities of users on your platform to determine whether they may be sanctioned or otherwise restricted, or if you intend to only screen wallet addresses. For example, it is unclear whether a sanctioned individual with a new digital wallet would be captured in a screening of wallet addresses only. Also, revise your risk factor disclosure to discuss the risk associated with allowing sanctioned individuals or entities to utilize your platform.

We acknowledge your comment and inform you that the requested changes have been made.

Risk Factors

Whether a particular non-fungible token (NFT) or other digital..., page 10

3. We note your response to prior comment 2, as well as the related disclosure at the top of page 5. Please revise your risk factor disclosure to conform it to such response/disclosure.

We acknowledge your comment and inform you that the requested changes have been made.

General

4. We note your response to comment 5, as well as your previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter, including in regards to any NFTs or other crypto assets that you may develop or mint in the future or that you may support or facilitate the minting or trading of in the future.

We acknowledge your comment, and hereby confirm NextPlat’s understanding that the Staff’s decision not to issue additional comments should not be interpreted by NextPlat to mean that the Staff either agrees or disagrees with NextPlat’s responses, including any conclusions that NextPlat made, positions NextPlat has taken and practices NextPlat has engaged in or may engage in with respect to this matter, including in regard to any NFTs or other crypto assets that NextPlat may develop or mint in the future or that NextPlat may support or facilitate the minting or trading of in the future.

.

* * * * *

May 26, 2022 Page 3

If you have any comments or questions please feel free to address them to the undersigned. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

Please note that Johnathan C. Duncan is no longer associated with ArentFox Schiff LLP, and is no longer appearing as counsel to NextPlat Corp in connection with this matter.

Thank you in advance for your prompt attention to this Correspondence and to the Amendment.

Respectfully submitted,

Ralph V. De Martino

RVD/mc

cc: Mr. Charles Fernandez